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                                                                 Exhibit (c)(16)



GRUMMAN CORPORATION
  BETHPAGE, NEW YORK 11714-3580


                                                           DR. RENSO L. CAPORALI
                                                       CHAIRMAN OF THE BOARD AND
                                                         CHIEF EXECUTIVE OFFICER

                                                   March 30, 1994

Mr. Kent Kresa
Chairman, President and Chief
  Executive Officer
Northrop Corporation
1840 Century Park East
Los Angeles, California 90067
Dear Kent:

     Your March 30 letter has been received and communicated to Grumman's Directors. The Directors have considered the letter and have concluded that we should continue in accordance with the Rules and Procedures for Submission of Proposals, transmitted to Northrop and Martin Marietta on March 28, 1994. The Directors do not believe that it would be appropriate or consistent with the objectives of the Rules and Procedures to adopt the proposals set forth in your March 30 letter.

     I want to assure you that the objectives of the Directors are as set forth in the Rules and Procedures of our March 28 letter to Martin Marietta and Northrop. The Board, including myself, very much hopes that you will participate in the bidding procedure and that the Grumman shareholders will have offered to them the best and highest offer of the bidders.

     As in the case of my letter of March 29, we are simultaneously transmitting this letter both to you and to Martin Marietta.

                                          Sincerely,

                                          Renso L. Caporali

RLC:dm
cc: Mr. Norman R. Augustine,
    Chairman and Chief Executive Officer
    Martin Marietta Corporation